

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

Via E-mail
Mr. Rob Krolik
Chief Financial Officer
Yelp! Inc.
706 Mission Street
San Francisco, CA 94103

> **Re: Yelp! Inc.**
> **Registration Statement on Form S-1**
> **Filed November 17, 2011**
> **File No. 333-178030**

Dear Mr. Krolik:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provided us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. We note reference to third party information throughout the prospectus, including references to information from the U.S. Census Bureau, BIA/Kelsey and Cone Communications. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Cover Page

5. Please disclose that there will be two classes of authorized common stock outstanding, Class A common stock and Class B common stock and briefly describe the different rights between the two classes.

Prospectus Summary, page 1

Company Overview, page 1

6. Footnote 2 on page 11 and the description of "Reviews" on page 51 suggest that the number of reviews cited here and throughout the prospectus includes filtered and removed reviews. For each such figure disclose the number of filtered and removed reviews included in the total. Further, tell us and disclose whether and how the current metric is a more appropriate barometer of the value proposition of your service to consumers, as opposed to metrics that would exclude removed reviews and/or filtered reviews. We note, that filtered reviews, which consumers must click-through to access, and removed reviews do not affect a business's star rating.

7. You attribute your strong brand and the quality of the review content on your platform with attracting a large audience "with almost no acquisition costs". Please balance this statement here, and elsewhere in your filing, with a discussion of the costs associated with the role of your Community Managers, to foster and support local communities of contributors, raise brand awareness, and otherwise increase the quality and quantity of your user reviews, in order to attract or "acquire" your consumer audience.

Industry Overview, page 2

8. Balance statements made here under "Trusted and Credible" on page 3 and elsewhere regarding the credibility of reviews online generally and your reviews specifically with the difficulty in verifying the veracity of online reviews submitted by third parties.

Why Consumers Choose Yelp, page 3

9. The pie chart under "Breadth" represents the "breakdown by industry of local businesses that have received reviews on [your] platform through September 30, 2011." In the interest of full and balanced disclosure provide a pie chart or other comparable depiction of the percentage of the over 22 million reviews attributable to each of the industries covered by the existing chart. Similarly supplement the corresponding disclosure on page 78.

10. Please tell us whether the current pie chart includes businesses that have received only filtered or removed reviews.

Why Local Businesses Choose Yelp, page 4

11. Balance the statement that Yelp helps local businesses "increase sales easily and affordably" with the likelihood that businesses with few or no reviews or that are reviewed poorly may actually be harmed by your service.

Our Strengths, page 4

12. Revise to provide objective support for positive assertions not otherwise independently substantiated. For example, you should reconcile the statement that you "have a track record of successfully building out new markets" with the fact that you have yet to achieve profitability. As another example, you should support the statement that you "have been able to attract and train a highly specialized and effective internal sales force" and the characterization of your engineering team as "highly skilled." To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs. Please address other areas of the filing as necessary.

Market Development, page 6

13. In the interest of complete disclosure please add the average profit or loss attributable to each cohort during the nine-month period ended September 30, 2011.

14. You state that the information here and the corresponding information on page 83 "illustrates the developments of [your] markets as they scale." We note, however, that the markets in an earlier cohort tend to be more populous as compared to a later cohort. For example, the 2005-2006 cohort includes New York City and Los Angeles, whereas the 2009-2010 cohort includes Milwaukee and Louisville. Therefore, disclose that how an earlier cohort scales and develops may not be indicative of how a later cohort might, both due to population considerations and because you would presumably enter markets in order of attractiveness. Either disclose the Yelp Markets in each cohort or provide a cross reference to that information.

Risks Associated with Our Business, page 6

15. Supplement this disclosure with additional bullets that address the significant sales and marketing expenses your business model requires, the negative effect allegations of improper business practices have had and may continue to have on your business, risks stemming from your use of filter technology, the fact that you have yet to monetize mobile and international offerings as well as the consequences of failing to successfully do so and the perception that the utility of your site is limited to restaurant and shopping reviews. In addition, revise the third bullet point to disclose that you directly compete with some of the search engine providers you rely upon.

16. Clarify throughout your disclosure, your reference to "the level of engagement of users and advertisers," and your ability to "increase their level of engagement," referencing and explaining all relevant actions, metrics and the business purposes for same. Further, add disclosure regarding the factors that decrease engagement by consumers and advertisers, for example, dated reviews that may be considered of little relevance especially in a restaurant context, etc.

Risk Factors, page 14

Risk Related to Our Business and Industry, page 14

17. The Yelp Official Blog dated November 15, 2011 and titled "No, Really. We're Not Just a Restaurant Review Site" addresses the perception that the utility of your site is limited to restaurant and/or shopping reviews. Add a risk factor which discusses this perception

and the affect it has on your users and non-users. Address in turn how this perception affects your ability to generate advertising interest.

18. If a significant portion of your reviews and/or user traffic does in fact center on the restaurant and/or shopping categories, add an additional risk factor to discuss the affect that concentration has on your ability to generate advertising interest outside of those categories. If material, discuss by industry type differences in spending patterns or other salient characteristics which affect your ability to sell products to one industry group as opposed to another.

If users do not value the quality and reliability of the reviews…, page 16

19. Supplement your disclosure with a discussion of the chilling effect online altercations between business owners and consumer reviewers might have on the willingness of your users to submit reviews. In addition, please break out the second paragraph of this risk factor into a separate risk factor which discusses all material risks stemming from filtering submitted reviews. For example, you might discuss the potential for conflict with businesses whose representatives believe valid reviews have been filtered and/or biased reviews have not.

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain our base of users and advertisers, or our ability to increase their level of engagement, page 16

20. Identify other risks to maintaining consumer trust, and quality and integrity of your user content and other information found on your website and mobile app, including, but not limited to any negative perception of the active online involvement by your Community Managers or other employees which are generated by you in your business capacity, as a business dependent upon advertising revenue, instead of the local consumers. Discuss how this may affect how users value your content and the level of consumer engagement.

21. Explain who your "partners" are, their activities in your business model and how they and their activities relate to your advertising clients, including their interaction or engagement with your consumers as well as whether these are the same or different from those described on page 49 and 50, including OpenTable and Orbitz.

If we fail to maintain and expand our base of advertisers…, page 17

22. Supplement your disclosure with a discussion of the significant costs incurred to date and costs that you expect to incur to attract current and future advertisers. We note that "your

largest sales and marketing expenses consist of the costs associated with acquiring local business advertisers."

<u>Our international operations involve additional risks…, page 18</u>

23. We note the bulleted list of international risks. To the extent that any of these issues constitute a material risk on a standalone basis, expand your disclosure to fully describe that risk in a separate risk factor. For example, if material, you should discuss fully how foreign exchange controls might affect your operations and financial condition.

<u>We face potential liability and expense for legal claims based on the content on our platform, page 20</u>

24. We note the claims and allegations referenced here and in the risk factor on page 22 titled "We are, and may in the future be, subject to disputes and assertions by third parties…" We further note your statement that "[i]n some instances, [you] may elect or be compelled to remove content or may be forced to pay substantial damages if [you] are unsuccessful in [your] efforts to defend against these claims." Disclose whether and how you have historically altered your website, product, features or business practices as a result of the referenced claims and allegations and the negative publicity discussed on page 16.

<u>Our business could suffer if the jurisdictions in which we operate change the way in which they regulate the Internet, including regulations relating to user-generated content and privacy, page 20</u>

25. Please expand this risk factor to identify your current targeted advertising practices, use of information concerning consumer behavior, and disclosure of the content that your users share through your website and mobile app. Include any current relevant rule and regulation changes that would affect your business and explain how.

26. Tell us the current state of the European Union proposal for reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. In your response, please tell us what aspects of these proposals may affect your current or future planned business and the expected timeframe for the EU implementation of same.

27. Revise your disclosure to specify how EU changes may be "inconsistent with [y]our current business practices and … require changes to these practices or the design of

[y]our website, products or features." Quantify the effect of the changes on your business and revenue.

We may not timely and effectively scale and adapt our existing technology and network infrastructure…, page 21

28. Quantify the "period of time" that your platform would remain unavailable in the event that you would need to transition to the back-up data center. In addition, disclose what if any effect you expect the deployment of your shared data center in Virginia to have on the risks discussed.

We make the consumer experience our highest priority…, page 22

29. Revise this risk factor to clarify how deferring to the consumer experience by in some cases foregoing opportunities to positively impact your results of operations reconciles with the fiduciary duties of your officers and directors.

30. You state that you "typically refuse to remove legitimate negative reviews and ratings of local businesses that advertise on [your] website." Disclose under what circumstances you agree to remove legitimate reviews negative or otherwise and how often.

Domestic and foreign laws may be interpreted and enforced in ways that impose new obligations on us with respect to Yelp Deals…, page 27

31. Please revise to explain what the expiration date for Yelp Deals would be if governed under the Credit CARD Act of 2009. Disclose what your current policy is with respect to the expiration of Yelp Deals, whether your current policy varies by state or country and whether you have adopted your expiration policy to conform to state, federal or international regulations. In addition, quantify the total amount of unredeemed Yelp Deals.

The intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws…, page 28

32. Please expand this risk factor to explain how your corporate structure and intercompany arrangements serve to reduce your worldwide effective tax rate. Explain further how the application of tax laws might undermine this aim.

Risks Related to this Offering and Ownership of Our Class A Common Stock, page 29

Anti-takeover provisions in our charter documents and under Delaware law…, page 31

33. Add to the list of provisions that may serve to prevent or delay a change in control or a change in management the fact that your certificate of incorporation will call for a staggered board.

Market, Industry And Other Data, page 36

34. We note the statement on page 36 that "[w]e have not independently verified any third-party information and cannot assure you of its accuracy or completeness." Please revise this statement. You are responsible for the accuracy and completeness of the information in your prospectus.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 47

Overview, page 47

35. Please expand your "Growth" disclosure to explain the role of Community Managers and detail how the Community Manager "helps increase awareness of [y]our platform and … fosters a local community of contributors." Detail the Community Manager "responsibilities [that] include supporting the sharing of experiences by consumers in the local market that they serve and increasing brand awareness" as discussed on page 89. Explain the transparency of the online presence of these employees to your users and how you maintain balanced reviews and credibility for any online material placed by such employees. We note your disclosure on page 80 that you "populate [y]our content platform … by collecting business listing information and hiring local Community Managers."

36. Discuss in what other ways your Community Manager and other employees "engage with the surrounding community," as disclosed on page 89. Disclose how these employees' tasks and online activity and content differ in "serving" your contributors and consumers, separately, and how the services improve the value of your platform and to whom. We note your disclosure that "[t]he primary purpose of [y]our marketing campaigns is to increase brand awareness, foster a sense of community among local contributors, and increase the number of claimed local business locations and active local business accounts." Please be more specific in the steps you take to do this and for what business purpose.

37. Explain what you mean by "community growth" driving "network effects" and the effect contributed reviews have on the expansion of "the breadth and depth" of your review base. Explain what about this expansion draws an increasing number of consumers to access the content on your platform and how new and existing contributors are "inspired" to create additional reviews that can be shared with this growing audience and your measurement of same. In this section, include reference to relevant metrics you gather and use for your business.

38. You state that the Yelp markets you are active in represent "a fraction of the potential markets that [you] are currently targeting for expansion." Disclose whether you intend to focus on further expansion domestically in addition to abroad. In this regard we note your statement that you "have already entered many of the largest markets in the United States and further expansion in smaller markets may not yield similar results or sustain [your] growth." If the international markets you are targeting are less populated or otherwise less attractive than those previously entered, make that fact clear.

39. On page 49 you disclose that you "do not expect to be profitable in the near term as [you] continue to invest in [your] future growth." Revise here, under "Cost of Revenue and Expenses" and throughout MD&A to clarify what you mean by "near term" and "long term."

40. Please quantify the "significant capital expenditures" anticipated to upgrade your technology and network infrastructure and disclose the time period over which these expenditures will occur. Similarly, under "Investment in Growth" on page 50, provide an estimate of the size of the substantial increase in operating expenses as compared to operating expenditures in recent periods.

Key Metrics, page 51

41. To provide investors with more insight into your business, please consider discussing additional metrics such as churn, renewal or attrition in your advertising customer base, the number of searches, reviews and the amount of advertising revenues attributable to the various industry groups represented on your site and the percentage of visitors that access your platform via mobile device as compared to through a traditional computer.

Cost of Revenue and Expenses, page 52

42. Revise to explain why you expect Sales and Marketing, Product Development, General and Administrative and Depreciation and Amortization expenses to decline as a

percentage of net revenue over the long term, given your expectation that your revenue growth rate will decline in the future.

Results of Operations, page 54

43. Please revise your comparative analysis to more fully discuss the reasons underlying identified quantitative changes in operating measures from period to period. For example, on page 55 you state that local advertising revenues increased by 67% due to a significant increase in the number of customers purchasing local advertising plans and that brand advertising increased by 67% as well due to an increase in the average spend per brand advertiser. But, you do not explain why the number of local advertising customers increased and why average spend per brand advertiser increased. This is just an example. Revise your disclosure throughout this section to cite the reasons behind material changes from period to period.

44. On page 15 you disclose an expectation that revenue growth will slow as a result of factors including the maturation of your business and the gradual decline in the number of major geographic markets, especially within the United States. Fully discuss this expectation within MD&A including the impact slowed growth will have on your financials and whether you plan to depend on international markets to increase revenues. Balance any intention of achieving revenue growth through international markets with the fact that you have not monetized international offerings to date. See Regulation S-K Item 303(a)(3)(ii).

45. In addition, account fully for and explain other known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your results of operations and financial condition. For example, we note that Yelp Deals contributed materially to appreciable revenue increases in Other Services during 2010 and the nine months ended September 30, 2011. News articles, however, indicate that you recently reassigned salespeople from Yelp Deals to other areas of your business and that the number of Yelp Deals e-mailed to your users is unlikely to grow. As another example, on page 53 you state that you expect to spend approximately $15 million on sales and marketing internationally in 2012. Given the significant increases in sales and marketing expenses disclosed in your period-to-period comparisons, clarify whether this expected $15 million expense will be in addition to further escalated spending generally.

Liquidity and Capital Resources, page 63

46. We note your belief that "existing cash and cash equivalents balance[d] together with the net proceeds [you] receive from this offering will be sufficient to meet [your] working

capital requirements for at least the next 12 months." Supplement this disclosure to specifically address whether existing and expected sources of funds will be sufficient to meet long-term needs. Please note that we consider long-term the period beyond the next 12 months. See Instruction 5 to Regulation S-K Item 303(a).

47. The risk factor on page 33 titled "The requirements of being a public company may strain our resources…" suggests that you will incur additional cost as a public company. If material, disclose the expected additional costs on an annual basis.

Business, page 75

Why Consumers Choose Yelp, page 77

48. We note that consumers choose Yelp over competitors due to superior depth of reviews as "illustrated by the average number of reviews per business and level of detail provided in each review." Please disclose the average number of reviews per business.

Our Growth Strategy, page 81

Platform Expansion, page 82

49. In light of the significant percentage of searches conducted over your mobile application as well as the general use of your app on over 5 million unique mobile devices, on a monthly average basis during the quarter ended September 30, 2011, monetization of this platform appears to be a key growth initiative. Please expand the discussion of your "plan to continue to explore opportunities to monetize [your] mobile app while adhering to high standards of user experience." Your discussion should include the relevant tradeoffs between user experience and monetization and a timetable for when you expect to develop mobile advertising solutions and earn related mobile app based revenues. Please also discuss any impediments to attracting advertisers on this platform.

Market Development Strategy, page 82

Preparation and Launch, page 82

50. We note the statement "[i]n some instances, [you] seed [*sic*] additional rich content, such as reviews, photos and hours of operation." Disclose whether you ever pay individuals to review businesses and, if so, how you ensure the unbiased nature of those reviews. Further explain what compensation and benefits accrue to those contributors who are a part of the events you organize "several times a year to recognize [y]our most important

contributors, fostering face-to-face interaction, build the Yelp brand and foster the sense of true community….” as disclosed on page 89.

Scale, page 83

51. Explain the statement “[t]hereafter, modest incremental investment is required to support revenue growth.” We note that at scale you “begin an active sales effort with local businesses” and that sales and marketing expenses make up the largest component of expenses. Revise as necessary.

Products, page 84

Local Business, page 84

52. Disclose what, if any, steps are taken to verify that an individual who creates a free online business account is a proper representative of that business.

Transaction Partners, page 84

53. Disclose whether the partnership agreements with OpenTable and Orbitz are in writing. If so, and if these agreements constitute material contracts under Regulation S-K Item 601(b)(10), file them as exhibits and disclose the material terms thereto.

Technology, page 88

54. Fully describe the salient aspects of your filtering technology. Disclose that filtered reviews do not factor into a business’s overall star rating and are posted on a page separate from a business’s profile page. Disclose further that the filter reevaluates its decisions continually and, as a result, reviews sometimes move from a business’s profile page to the filtered page and vice versa. Distinguish between reviews that are filtered and those that are removed.

Executive Compensation, page 99

Compensation-Setting Process, page 100

55. Disclose what if any role Mr. Donaker plays in the compensation-setting process. We note that he also serves on your board of directors.

<u>2010 Summary Compensation Table, page 107</u>

56. Please populate the 2010 Summary Compensation Table with the relevant figures. See Regulation S-K Item 402(c).

<u>Lock-Up Agreements, page 128</u>

57. Please file copies of your lock-up agreements as exhibits to the registration statement.

<u>Consolidated Financial Statements, page F-1</u>

<u>8. Commitments and Contingencies, page F-17</u>

58. We note within the disclosure in the first paragraph on page F-18 that the company was sued in March 2011 and it agreed to a settlement in September 2011. In light of the timing of these events, it is unclear to us why you are accounting for this loss contingency in March 2010. Explain to us what information was available to management in March 2010 that indicated to you it was probable a liability had been incurred and enabled you to reasonably estimate the amount of this loss.

<u>9. Redeemable Convertible Preferred Stock, page F-18</u>

<u>Series E, page F-21</u>

59. We note on page 115, in connection with the Series E financing, you were a party to a series of stock transfer agreements among Elevation Partners and many of your stockholders including one director and certain executive officers. Explain to us your accounting for the additional consideration that may be paid to the selling shareholders and the basis for this policy.

<u>Restricted Stock Awards, page F-24</u>

60. Please expand your disclosure to describe the nature of the restrictions on your restricted stock awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Mr. Rob Krolik
Yelp! Inc.
December 14, 2011
Page 15

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        David G. Peinsipp, Esq.
        Cooley LLP